UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission File Number 33-96816

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedules

	The following documents are filed as part of this report on the pages indicated:

		Page No.

	Report of Independent Registered Public Accounting Firm	3

	Statements of Net Assets Available for Benefits	4

	Statement of Changes in Net Assets Available for Benefits	5

	Notes to Financial Statements	6

	Supplemental Schedules

	Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions	14

	Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)	15

2.	Exhibits

	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 21, 2011	By:	/s/ Janet Brady
Janet Brady
Senior Vice President, Human Resources

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Central Garden & Pet Company

Investment Growth Plan

We have audited the financial statements of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 2010 and 2009, and for the year ended December 31, 2010, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 20, 2011

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
ASSETS
Investments at fair value
Participant-directed investments	$155,793,795	$137,981,026
Receivables
Notes receivable from participants	4,081,380	3,875,324
Participant contributions receivable	—	78,667
Employer contributions receivable	555,387	531,092

Total receivables	4,636,767	4,485,083

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	160,430,562	142,466,109
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(761,876)	(191,249)

NET ASSETS AVAILABLE FOR BENEFITS	$159,668,686	$142,274,860

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2010

INVESTMENT INCOME
Net appreciation in fair value of participant-directed investments	$10,318,330
Dividends and interest	3,719,083

Total investment income	14,037,413

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	222,913

CONTRIBUTIONS
Participant	9,597,313
Rollover	266,834
Employer	1,911,445

Total contributions	11,775,592

DEDUCTIONS
Benefits paid to participants	8,581,532
Administrative and investment expenses	60,560

Total deductions	8,642,092

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	17,393,826

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	142,274,860

End of year	$159,668,686

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of Central Garden & Pet Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.

General - The Plan is a defined contribution plan that was established to provide benefits to eligible employees, as provided in the plan document. The Plan covers substantially all employees of Central Garden & Pet Company and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Central Garden & Pet Company (the Company) is the Plan’s sponsor and serves as plan administrator.

Eligibility - Employees of the Company are eligible to participate in the Plan upon reaching age 21 and after completing three months of service. Employees subject to collective bargaining agreements are excluded from the Plan.

Contributions - Participants may elect to defer a portion of their compensation. Participants may also contribute amounts representing distributions from other qualified plans. The Company provides a matching contribution equal to 25% of the first 8% of compensation deferred. The matching contribution is paid at the end of each quarter and may be trued-up at the end of the year. Effective April 1, 2009, the Plan was amended to specify that only those participants employed as of the last day of the quarter are eligible to receive the matching contribution. Company matching contributions may be made in cash or in shares of the Company’s Class A Common Stock, as determined by the Company’s Board of Directors. For 2010, the matching contribution was made in shares of the Company’s Class A Common Stock. The Company may elect to contribute a bonus matching contribution on behalf of an eligible class of participants. The bonus matching contribution shall be in the same dollar amount for each eligible participant. The Company may also elect to make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible for the bonus matching contribution and profit sharing contribution only if they remain employed at the end of the year, unless employment is terminated due to death, disability, or retirement. The Company did not make a bonus match or discretionary profit sharing contribution for the year ended December 31, 2010. Contributions are subject to regulatory limitations.

Participant accounts - Each participant’s account is credited with the participant’s contribution, the Company’s contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.

Notes receivable from participants - Participant loans are available to active employees for up to 50% of a participant’s vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan maturities are for a maximum of five years, or, for the purchase of a primary residence, a term to be decided by the plan administrator. Participants are allowed to have only one loan outstanding at a time. Loans are secured by the participant’s vested balances, bear interest at prime plus 1% at the time of the borrowing, and generally must be repaid from payroll deductions over the loan term. Loans are generally payable in full upon a participant’s termination of employment, or the occurrence of certain other events. Outstanding loans at December 31, 2010 carry interest rates ranging from 4.25% to 9.50%, with various maturities through June 2028.

Payment of benefits - Upon termination of service, death, disability, hardship, attaining age 59 1/2, Qualified Domestic Relations Order, or mandatory distribution at age 70 1/2, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. If the account balance is over $1,000, the participant can elect to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, installment payments over a period not longer than life expectancy, or postpone payment to a later date and remain in the Plan as described in the plan documents.

Forfeitures - Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and used to pay administrative expenses and reduce the employer contributions. As of December 31, 2010 and 2009, forfeited non-vested accounts totaled approximately $360,000 and $400,000, respectively. During 2010, the amounts used to reduce employer contributions and expenses totaled approximately $101,000 and $34,000, respectively.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Recent accounting pronouncements - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The Plan adopted the required provisions of this guidance on January 1, 2010. See Note 4.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010. The Plan has adopted this guidance effective December 31, 2010 and has reclassified participant loans of $4,081,380 and $3,875,324 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation - Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts - The ING Fixed Account is a benefit-responsive investment contract. Investment contracts held by a defined contribution plan are required to be reported at fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Contributions to ING under this contract are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The fair value of this contract as of December 31, 2010 and 2009, was $35,265,624 and $34,306,478, respectively.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 3.35% for both 2010 and 2009. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor, as defined on an annual basis by ING. The floor rate at December 31, 2010 and 2009, was 3.00% and 3.05%, respectively. Interest income from this fund was $1,140,904 for 2010.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

Income recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - Administrative expenses and investment advisory fees paid by the Plan for 2010 were approximately $61,000. Other administrative expenses incurred in the administration of the Plan are paid by the Company.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2010	2009
ING Fixed Account - contract value	$34,503,748	$34,115,229
Janus Balanced Fund	20,803,382	17,384,050
Vanguard Institutional Index Fund	15,235,235	Less than 5%
Central Garden & Pet Company Class A Common Stock	10,139,254	10,392,353
ING GNMA Income Fund	10,025,706	9,954,536
Loomis Sayles Value Fund	9,733,367	Less than 5%
American Funds Growth Fund	9,215,453	8,401,311
Lord Abbett Developing Growth Fund A	8,178,062	Less than 5%
DWS Equity 500 Index Fund	Less than 5%	13,142,839
Pioneer Equity Income Fund	Less than 5%	7,907,061

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows for the year ended December 31, 2010:

Registered investment companies	$10,444,072
Common stock	(125,742)

Total appreciation	$10,318,330

At December 31, 2010 and 2009, the Plan’s investments in the Central Garden & Pet Company Common Stock included the following underlying assets:

	2010	2009
Central Garden & Pet Common Stock	$969,792	$1,178,438
Interest earning cash	20,771	38,803

Central Garden & Pet Common Stock Fund	$990,563	$1,217,241

At December 31, 2010 and 2009, the Plan’s investments in the Central Garden & Pet Company Common Stock Class A included the following underlying assets:

	2010	2009
Central Garden & Pet Common Stock - Class A	$10,139,254	$10,392,353
Interest earning cash	344,460	401,852

Central Garden & Pet Common Stock - Class A Fund	$10,483,714	$10,794,205

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE MEASUREMENTS

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan adopted clarifying guidance during 2009, which expands disclosures and requires that major categories of debt and equity securities are determined on the basis of the nature and risks of the investments.

Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

The value of the common stock of Central Garden and Pet Company is determined by quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.

Shares of registered investment company funds are valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

The fair value of the guaranteed investment contract, as reported to the Plan by ING, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations, and is classified within level 3 of the valuation hierarchy.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value:

	2010
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$37,843,610	$—	$—	$37,843,610
Growth funds	28,323,090	—	—	28,323,090
Index funds	15,235,235	—	—	15,235,235
Fixed income funds	10,025,706	—	—	10,025,706
Value funds	9,733,367	—	—	9,733,367
Other funds	7,393,782	—	—	7,393,782
Target date funds	499,104	—	—	499,104
Common stock	11,109,046	—	—	11,109,046
Interest earning cash	365,231	—	—	365,231
Guaranteed investment contract	—	—	35,265,624	35,265,624

	$120,528,171	$—	$35,265,624	$155,793,795

	2009
	Level 1	Level 2	Level 3	Total
Registered investment companies
Index funds	$13,142,839	$—	$—	$13,142,839
Balanced funds	17,384,050	—	—	17,384,050
Growth funds	21,057,181	—	—	21,057,181
Fixed income funds	17,861,597	—	—	17,861,597
Other funds	22,217,435	—	—	22,217,435
Common stock	11,570,791	—	—	11,570,791
Interest earning cash	440,655	—	—	440,655
Guaranteed investment contract	—	—	34,306,478	34,306,478

	$103,674,548	$—	$34,306,478	$137,981,026

The changes in the fair value of the Plan’s level 3 investments are as follows for the period ended December 31, 2010:

Guaranteed Investment Contract
Balance, beginning of year	$34,306,478
Purchases, issuances, and settlements	388,519
Unrealized gain	570,627

Balance, end of year	$35,265,624

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 18, 2011, subsequent to the Plan year end, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as market, interest rate, and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. The aggregate investment in the Company’s common stock was as follows:

	2010		2009
Class	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company Class A Common Stock	1,026,216	$10,139,254	1,046,222	$10,392,353
Central Garden & Pet Company Common Stock	98,963	969,792	110,325	1,178,438

		$11,109,046		$11,570,791

Plan investments include shares of registered investment company funds and common/collective trust funds managed by ING Trust. Any purchases and sales of these funds are performed in the open market at fair value. As ING Trust is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions.

NOTE 8 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2010	2009
Net assets available for benefits per the financial statements	$159,668,686	$142,274,860
Less contributions receivable	(555,387)	(609,759)

Net assets available for benefits per Form 5500	$159,113,299	$141,665,101

Contributions per financial statements	$11,775,592
Add prior year contributions receivable	609,759
Less current year contributions receivable	(555,387)

Contributions per the Form 5500	$11,829,964

SUPPLEMENTAL SCHEDULES

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2010

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(a)

	Total That Constitutes Nonexempt Prohibited Transactions
Participant Contributions Transferred Delinquent to Plan *	Contributions Not Corrected*	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP and PTE 2002-51
	$3,851	$—	$20,954	$—

*	Delinquent participant loan repayments included

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

Employer identification number: 68-0275553

Plan number: 001

Schedule H, Line 4(i)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	ING Fixed Account	Guaranteed investment contract	**	$34,503,748
	Janus Balanced Fund	Registered investment company	**	20,803,382
	Vanguard Institutional Index Fund	Registered investment company	**	15,235,235
*	Central Garden & Pet Company Stock	Class A Common stock	**	10,139,254
*	ING GNMA Income Fund	Registered investment company	**	10,025,706
	Loomis Sayles Value	Registered investment company	**	9,733,367
	American Funds Growth	Registered investment company	**	9,215,453
	Lord Abbett Developing Growth Fund	Registered investment company	**	8,178,062
	Lord Abbett Small Cap Value Fund	Registered investment company	**	7,868,074
	American Funds EuroPacific Growth	Registered investment company	**	7,125,713
	ING Global Value Choice Fund I	Registered investment company	**	7,096,945
	Invesco Mid Cap Core Equity Fund	Registered investment company	**	4,932,121
	Invesco Charter Fund	Registered investment company	**	3,978,432
	T. Rowe Price Mid-Cap Equity Fund	Registered investment company	**	3,803,859
*	Central Garden & Pet Company Stock	Common stock	**	969,792
*	ING Money Market Fund	Registered investment company	**	296,838
	T Rowe Price Retirement Income Advisor	Registered investment company	**	261,600
	T Rowe Price Retirement Income 2030 Advisor	Registered investment company	**	200,119
	T Rowe Price Retirement Income 2010 Advisor	Registered investment company	**	65,702
	T Rowe Price Retirement Income 2020 Advisor	Registered investment company	**	59,615
	T Rowe Price Retirement Income 2040 Advisor	Registered investment company	**	49,667
	T Rowe Price Retirement Income 2050 Advisor	Registered investment company	**	34,195
	T Rowe Price Retirement Income 2055 Advisor	Registered investment company	**	30,168
	T Rowe Price Retirement Income 2015 Advisor	Registered investment company	**	22,219
	T Rowe Price Retirement Income 2035 Advisor	Registered investment company	**	18,881
	T Rowe Price Retirement Income 2045 Advisor	Registered investment company	**	10,104
	T Rowe Price Retirement Income 2025 Advisor	Registered investment company	**	8,434
	Baron Growth Fund	Registered investment company	**	3
*	Central Garden & Pet Company	Interest earning cash	**	365,231
*	Participant loans	Interest rates between 4.25% and 9.50%, maturing through June 2028	**	4,081,380

				$159,113,299

*	Indicates party-in-interest
**	Information not required as investments are participant directed